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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        HUNT                        RAY                              L.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                      1445 ROSS AVENUE, 20TH FLOOR
--------------------------------------------------------------------------------
                                   (Street)

      DALLAS                       TEXAS                              75202
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol
    ELECTRONIC DATA SYSTEMS CORPORATION (EDS)
    ----------------------------------------------------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year                  JULY 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

     X
    ___ Director    ___ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)
      X
    ____ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                                                                            23,178.298              D
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COMMON STOCK            7/31/2000  P            47,000          A       $42.70          47,000                  I    By Loyal Trust
                                                                                                                           #1
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COMMON STOCK            7/31/2000  P            35,249          A       $42.70          35,249                  I    By HRC Rabbi
                                                                                                                        Trust (I)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK            7/31/2000  P            30,358          A       $42.70          30,358                  I    By HCI Rabbi
                                                                                                                        Trust (I)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK            7/31/2000  P            222,143         A       $42.70          222,143                 I    By HOC Rabbi
                                                                                                                        Trust (I)
------------------------------------------------------------------------------------------------------------------------------------

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(I)   The reporting person partially disclaims beneficial ownership of the reported securitites except to the extent of his indirect pecuniary interest therein.
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

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Nonemployee Director Stock              $57.025
Option (right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Nonemployee Director Stock
Option (right to buy)                   $41.9375
-----------------------------------------------------------------------------------------------------------------------------
Nonemployee Director Stock
Option (right to buy)                   $35.875
-----------------------------------------------------------------------------------------------------------------------------
Nonemployee Director Stock
Option (right to buy)                   $56.09375
-----------------------------------------------------------------------------------------------------------------------------
Phantom Stock Units                     1-for-1
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (I)           4)
                               cisable  Date                 Shares                         Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                (1)     6/7/2006    Common      1,500                        1,500              D
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
                                (1)     7/1/2007    Common      5,614                        5,614              D
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
                                (1)     6/1/2008    Common      6,727                        6,727              D
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
                                (1)     6/1/2009    Common      4,843                        4,843              D
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
                                (2)       (2)       Common      2,805                        2,805              D
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:
(1) The options are exercisable in one-third increments on the anniversary of the Grant Date, and become 100% exercisable upon the event of Director's retirement or Death.
(2) Director may elect payment date to be (i) five years after termination of status as a Director, or (ii) upon termination of status as a Director.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If this form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

           /s/ D. GILBERT FRIEDLANDER                 August 8, 2000
          ----------------------------------------  ------------------
          D. GILBERT FRIEDLANDER, ATTORNEY-IN-FACT         Date
                     FOR RAY L. HUNT